April 5, 2017

VIA EDGAR

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mailstop 3233
Washington, D.C. 20549

Re:	Apple Hospitality REIT, Inc.
Form 10-K for the year ended December 31, 2016
Filed February 27, 2017
File No. 001-37389

Form 8-K
Filed February 27, 2017
File No. 001-37389

This letter is being submitted on behalf of Apple Hospitality REIT, Inc. ("the Company") in response to your letter dated March 28, 2017.  The letter repeats the comment from your letter in bold together with our response.

Form 8-K filed on February 27, 2017

Exhibit 99.1

1.
We note your presentation of non-GAAP guidance on page 4. In future earnings releases, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company will provide Net Income guidance and add a reconciliation of the Company's Net Income guidance to Adjusted EBITDA guidance in future earnings releases.

Please let me know if you have any questions or if we can provide additional information.  My direct number is (804) 727-6330.

Sincerely,

By: /s/ Bryan Peery
Bryan Peery
Apple Hospitality REIT, Inc.
Chief Financial Officer

Cc:      William Demarest - Accountant
Paul Manca – Hogan Lovells
Justin Knight
David Buckley